

November 15, 2010

Michael Schaffer
Chief Executive Officer
Case Financial, Inc.
7668 El Camino Real, Ste.104-106
Carlsbad, CA 92009

      Re: Case Financial, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2009
              Filed January 13, 2010
              Form 10-Q for the Quarterly Period Ended December 31, 2009
              Filed February 22, 2010
              Form 10-Q for the Quarterly Period Ended March 31, 2010
              Filed May 24, 2010
              File No. 000-27757

Dear Mr. Schaffer:

We issued comments to you on the above captioned filings on October 5, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 30, 2010, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 30, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Scott Stringer at 202-551-3272 or me at 202-551-3377 if you have any questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief